Sapiens Retirement Services Eligibility System for
Defined Contribution Plans Now In Production

Sapiens recently released system enables an industry-leading plan provider to execute eligibility rules seamlessly, simplifying the organization’s processes and increasing operational efficiency

Holon, Israel and Rochelle Park, NJ – April 20, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance and retirement industry, with an emerging focus on the broader financial services sector, announced today the successful go-live of the eligibility component of the company’s newly developed defined contribution recordkeeping platform, Sapiens Retirement, which is now supporting an industry-leading Retirement Services company.

The implementation of the eligibility component of the Sapiens recordkeeping platform follows three years of development. The design of the system is the result of collaboration with industry leaders, with the objective of supporting a wide range of complex eligibility rules that can be configured by plan providers. The eligibility rules are executed seamlessly – without manual intervention – and include robust exception-processing techniques.

“We are pleased to announce this successful implementation of Sapiens Retirement to help plan providers more effectively manage their business and simplify processes. Eligibility determination is one of the more difficult recordkeeping challenges and the success of this project is an example of how Sapiens can help companies deliver these services more efficiently and cost-effectively,” said Ron Karam, president of Sapiens U.S. Retirement Services and Insurance division. “Many firms see benefits to phasing in components, versus immediately embarking on a full platform replacement.”

Introduced to the market in 2014, Sapiens Retirement is a modern recordkeeping platform for defined contribution plans. The platform’s capabilities support end-to-end recordkeeping for 401(k), 403b and 457 plans across all market segments. Sapiens’ solution can be deployed as a complete, end-to-end recordkeeping platform, or as individual components: including plan rules, account structure, payroll management, eligibility determination, contribution processing and vesting.

“This important milestone of bringing Sapiens Retirement into production is evidence of Sapiens’ expertise in, and commitment to, this strategic market segment,” said Roni Al-Dor, president and CEO of Sapiens. “The successful development and deployment of Sapiens Retirement further strengthens Sapiens’ position as a leading technology provider to the U.S. Retirement Services industry.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of over 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact
Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com